UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Avangrid, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05351W 103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351W 103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Iberdrola, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 252,235,232
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 252,235,232
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,235,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 81.5%(1)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on an estimated 309,491,082 shares of the Avangrid, Inc.’s (the “Issuer”) Common Stock outstanding, which includes 252,235,232 shares outstanding as of December 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on December 16, 2015, plus an estimated 57,255,850 shares expected to be issued to former shareowners of UIL Holdings Corporation (“UIL”) in connection with the Issuer’s merger with UIL disclosed in the Issuer’s Registration Statement on Form S-4 (File No. 333-205727), filed with the Securities and Exchange Commission, which was declared effective on November 12, 2015. The referenced merger transaction closed on December 16, 2015.

CUSIP No. 05351W 103

Item 1.

(a)	Name of Issuer:

 Avangrid, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

 Durham Hall

 52 Farm View Drive

 New Gloucester, Maine 04260

Item 2.

(a)	Name of Person Filing:

 Iberdrola, S.A.

(b)	Address of Principal Business Office:

 Plaza Euskadi, 5

 Bilbao (Bizkaia), Spain 48009

(c)	Citizenship:

 Spain

(d)	Title of Class of Securities:

 Common Stock, par value $0.01

(e)	CUSIP Number:

 05351W 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

 252,235,232

(b)	Percent of class:

 81.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 252,235,232.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 252,235,232.

(iv)	Shared power to dispose or to direct the disposition of: 0.

CUSIP No. 05351W 103

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 05351W 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	Iberdrola, S.A.

	By:	/s/ Julián Martínez-Simancas Sánchez
	Name:	Julián Martínez-Simancas Sánchez
	Title:	Secretary of the Board of Directors